Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd.
(Incorporated in Singapore)
(Registration Number: 198703584K)
LODGEMENT OF COURT ORDER
Introduction
Reference is made to the announcements made by Chartered Semiconductor Manufacturing Ltd. (the “Company”) on:
(1)	9 October 2009 in relation to the despatch of the scheme document dated 9 October 2009 (the “Scheme Document”) to holders (“Shareholders”) of ordinary shares (“Company Shares”) in the capital of the Company in relation to the proposed acquisition (the “Acquisition”) of the Company by ATIC International Investment Company LLC (the “Acquiror”) by way of a scheme of arrangement under Section 210 of the Companies Act, Chapter 50 of Singapore (the “Scheme”);

(2)	19 November 2009 in relation to, inter alia, the sanction of the Scheme by the High Court of the Republic of Singapore (the “Court”); and

(3)	26 November 2009, in relation to, inter alia, the notice of the closure of the Transfer Books and Register of Members of the Company in order to determine the entitlements of Shareholders under the Scheme.
Terms defined in the Scheme Document but not defined herein have the same meanings when used herein.
Lodgement of Court Order
The Directors wish to announce that the order of the Court sanctioning the Scheme has been lodged with the Accounting and Corporate Regulatory Authority of Singapore today. The Scheme has therefore become effective and binding in accordance with its terms today. Accordingly, all of the Company Shares will be transferred to the Acquiror and settlement of the Scheme Consideration will occur by 28 December 2009.
The Company will be delisted from the Official List of the SGX-ST on 29 December 2009.
Termination of the ADS Program and Delisting of the ADSs from Nasdaq
In accordance with the notice of termination of the Company’s American Depositary Share (“ADS”) program given by the Company in October 2009, the ADS program of the Company will be terminated with effect from today and the ADSs will cease trading.
As noted in the announcement by the Company on 26 November 2009, the Company will inform Nasdaq that the Scheme has become effective and binding and request Nasdaq to file a notification of removal from listing on Form 25 with the SEC today. The withdrawal of the ADSs from listing on Nasdaq should be effective 10 days after the filing by Nasdaq of the notice on Form 25 with the SEC.
Key Events and Finalised Dates
Shareholders and holders of the ADSs are reminded to note the following events and their respective dates:

Date of delisting of the ADSs from Nasdaq	: 28 December 2009

Date for the payment of the Scheme Consideration	: By 28 December 2009

Date of delisting of the Company from the SGX-ST	: 29 December 2009
Responsibility Statement
The Directors (including those who may have delegated detailed supervision of the preparation of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors has been to ensure, through reasonable enquiries, that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.
By Order of the Board
Chartered Semiconductor Manufacturing Ltd.
Singapore
18 December 2009
Inquiries
Any inquiries relating to this Announcement, the Acquisition or the Scheme should be directed to one of the following:

Morgan Stanley Asia (Singapore) Pte. Tel: +65 6834 6707 Fax: +65 6834 6898 Address: 23 Church Street #16-01 Capital Square Singapore 049481	Citigroup Global Markets Singapore Pte. Ltd. Tel: +65 6432 1955 Fax: +65 6432 1239 Address: 3 Temasek Avenue #17-00 Centennial Tower Singapore 039190

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